Mail Stop 4561

December 18, 2009

Moshe J. Schnapp
Chief Executive Officer
Forex International Trading Corp.
1618 N. Fairfax Avenue
Los Angeles, California 90046

> **Re:** **Forex International Trading Corp.**
> **Amendment No. 2 Registration Statement on Form S-1**
> **Filed December 15, 2009**
> **File No. 333-161795**

Dear Mr. Schnapp:

  This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we are unable to complete a review of the registration statement due to the absence of current financial statements. Please amend the registration statement to include current financial statements as required by Article 8-08 of Regulation S-X. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In addition, please ensure that the independent auditor's report refers to the restatement of the financial statements pursuant to AU 508.16 and 561.06.

  You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

  We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you require additional assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile at (516) 977-1209
        Stephen M. Fleming
        Law Offices of Stephen M. Fleming PLLC